Filed Pursuant to Rule 424(b)(5)
Registration No. 333-267894
Supplement No.1 dated November 20, 2024
To prospectus supplement dated June 10, 2024
(To prospectus dated October 28, 2022)

NewLake Capital Partners, Inc.
Up to $50,000,000 of Common Stock

This supplement is being filed to update, amend and supplement certain information in the prospectus supplement dated and filed with the Securities and Exchange Commission on June 10, 2024 (the “Prospectus Supplement”) and the base prospectus dated October 28, 2022 relating to the offer and sale of shares of our common stock, $0.01 par value per share (the “common stock”), having an aggregate offering price of up to $50,000,000, pursuant to an equity distribution agreement, dated June 10, 2024, with Compass Point Research and Trading, LLC (“Compass Point”), as sales agent. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

On November 20, 2024, we entered into an equity distribution agreement with Lucid Capital Markets, LLC (“Lucid”), as an additional sales agent. Accordingly, any reference to “sales agent” in the Prospectus Supplement shall hereafter be deemed to include Compass Point and Lucid.
As of the date of this supplement, we have not issued any shares of common stock through the equity distribution agreements, leaving a remaining aggregate offering amount of $50,000,000 available for sale under the equity distribution agreements.

Our common stock is listed on the OTCQX® Best Market operated by OTC Markets Group, Inc. (the “OTCQX”), under the symbol “NLCP.” The last reported sale price of our common stock on the OTCQX on November 19, 2024 was $18.88 per share.

Compass Point	Lucid Capital Markets

The date of this prospectus supplement is November 20, 2024